Exhibit 99.1

FOOTNOTES

(1)
The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of all shares of common stock, par value $0.01 per share ("Common Stock"), of Cobalt International Energy, Inc. (the "Company") in excess of his pecuniary interest, if any, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2)
Pursuant to an underwriting agreement, dated February 23, 2012 (the “Underwriting Agreement”), by and among the underwriters named therein (the “Underwriters”), the Company and the selling stockholders named in Schedule A-1 and A-2 thereto (the “Selling Stockholders”), the Underwriters agreed to purchase from the Company and the Selling Stockholders and the Company and the Selling Stockholders agreed to sell to the Underwriters an aggregate of 52,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), which aggregate amount includes 10,347,593 shares of Common Stock held by certain limited partnerships (the “Limited Partnerships”) of which affiliates of GS Group and Goldman Sachs are the general partner, managing limited partner or managing partner (the “Offering”).  In addition, pursuant to the Underwriting Agreement, the Underwriters were granted a 30-day option to purchase up to 7,800,000 additional shares of Common Stock, including an additional 1,560,457 shares of Common Stock held by the Limited Partnerships, at the public offering price less the underwriting discounts and commissions which option may be exercised to cover any over-allotments of common stock (the “Over-Allotment Option”). On February 24, 2012, the Underwriters elected to exercise their Over-Allotment Option in full, and on February 29, 2012, the Underwriters closed on the Offering and the Over-Allotment Option, pursuant to which the Limited Partnerships sold an aggregate of 11,908,050 shares of Common Stock.

Pursuant to the final prospectus filed by the Company on February 24, 2012, the public offering price in the Offering of Common Stock by the Company was $28.00 per share of Common Stock and the underwriting discount was $0.84 per share of Common Stock. Accordingly, the Limited Partnerships sold an aggregate of 11,908,050 shares of Common Stock and received a price per share of Common Stock of $27.16 (which is net of underwriting discounts and commissions) for an aggregate amount of $323,422,638.00.

(3)	As of February 29, 2012, GS Group and Goldman Sachs may be deemed to beneficially own indirectly an aggregate of 62,960,098 shares of Common Stock through the Limited Partnerships.